CORRIENTE RESOURCES INC.

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on May 28, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Pacific Time, on Tuesday, May 26, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.
CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

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Appointment of Proxyholder
I/We, being holder(s) of Corriente Resources Inc. hereby appoint: Kenneth R. Shannon, Chief Executive Officer, or failing him, Darryl F. Jones, Chief Financial Officer	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Corriente Resources Inc. to be held at the offices of Bull, Housser & Tupper LLP, Evergreen/Fir Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, on Thursday, May 28, 2009 at 10:00 a.m. (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Richard P. Clark	☐	☐	02. Anthony F. Holler	☐	☐	03. G. Ross McDonald	☐	☐
_ _ _
04. Kenneth R. Shannon	☐	☐	05. David G. Unruh	☐	☐	06. Dale C. Peniuk	☐	☐	Fold

	For	Withhold

2. Appointment of Auditors	☐	☐
Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year.

	For	Withhold

3. Auditors' Remuneration	☐	☐
To authorize the directors to fix the auditors' remuneration.
	For	Withhold

4. Renewal of Incentive Stock Option Plan	☐	☐
To approve the renewal of the Company's Incentive Stock Option Plan for a further three years by approving the unallocated options to purchase common shares.
	For	Withhold

5. Extension of Terms of Outstanding Stock Options	☐	☐
To approve the extension of the terms of outstanding stock options to purchase an aggregate of 385,000 common shares.

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Authorized Signature(s) - This section must be completed for your	Signature(s)	Date
instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

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